UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Hongli Group Inc.

(Exact name of registrant as specified in its charter)

No. 777, Daiyi Road,

Changle County, Weifang City,

Shandong Province, China, 262400.

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Closing of Unregistered Sale of Equity Securities

As previously reported, on November 13, 2024, Hongli Group Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain non-U.S. investors (the “Purchasers”) for a private placement offering, providing the sale and issuance of 60,000,000 ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”) for a total purchase price of US$33,000,000 at $0.55 per share. On December 5, 2024, the transaction contemplated by the Securities Purchase Agreement was closed. Upon closing, the Company issued a total of 60,000,000 Ordinary Shares to the Purchasers following receipt of gross proceeds of RMB239,984,300, equivalent to US$33,000,000. The Ordinary Shares in this transaction were offered and issued in reliance upon the exemption provided by Rule 903 of Regulation S (“Regulation S”) promulgated under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONGLI GROUP INC.

Date: December 6, 2024	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

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